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September 9, 2013		Writer’s Direct Contact 650.813.5655 CForrester@mofo.com

Jeffrey Gordon

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Year ended December 31, 2012

Filed April 30, 2013

File No. 1-12158

Dear Mr. Gordon:

We hereby respectfully request that the Commission extend the due date for the Company’s response to the Commission’s comment letter dated August 29, 2013 regarding the above referenced matter, until Friday, September 27, 2013. The Company has advised us that it intends to file its response to the Commission’s comment letter on or before such date.

Thank you for consideration of our request for extension. Please feel free to contact me at (650) 813-5866 with any questions.

Sincerely,

/s/ Christopher M. Forrester
Christopher M. Forrester